Michael N. Molepske
MMolepske@faegre.com
612-766-8379
February 23, 2010
Via EDGAR
Securities and Exchange Commission
Attention: David Edgar, Staff Accountant
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010
Re:	Digi International Inc. Form 10-K for the Fiscal Year Ended September 30, 2009 Filed December 3, 2009 File No. 001-34033
Dear Mr. Edgar:
     I am writing this letter to confirm our recent conversation regarding the deadline for Digi International Inc.’s response to the SEC staff’s comment letter dated February 12, 2010 regarding the above-referenced filings. As we discussed, the Company’s response will be filed by March 12, 2010.
     On behalf of the Company, we appreciate the staff’s courtesy in permitting a March 12, 2010 response.

Very truly yours,
/s/ Michael N. Molepske
Michael N. Molepske

cc:	Joseph T. Dunsmore, President, Chief Executive Officer and Chairman
Subramanian Krishnan, Senior Vice President, Chief Financial Officer and Treasurer
Digi International Inc. Audit Committee
Jay Hare, PricewaterhouseCoopers LLP
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